07027501

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
October 18, 2007 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 October 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Well deepened to 2,755mMD; Preparing to pull out of hole for wireline logging

FAR has been advised by the operator, ARC Energy Limited, that the well has encountered elevated gas and minor oil shows over the gross intervals 2,455 to 2,470mMD and 2,510 to 2,535mMD in the lower Anderson Formation. Further analysis will await logging data to be acquired at the end of the well program.

Subsequently, the operator proposed deepening the well to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate at its existing 8% interest.

We have been advised by the operator that whilst drilling at a depth of 2,755mMD the well encountered a total loss of returns indicative of penetrating a porous and highly permeable interval. Current operations at the well comprise preparing to pull out of hole for wireline logging and possible drill stem tests to assess what fluids are present in the formation.

The Stokes Bay-1 well is being drilled as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment-1 well. Point Torment-1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay-1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

A Drilling Report on the Stokes Bay-1 well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

STOKES BAY-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	18th October 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	1024 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Proposed Total Depth (measured KB):	2800 metres
Prognosed drilling time:	15 days
Spud Date:	0930 hrs, WST 3 October 2007
Present Depth at 0600 hrs:	2755mMD
Time of Reporting:	0600 hrs, WST 18th October 2007
Operations Since Last Report:	Since last report on Thursday October 11th, Stokes Bay 1 has been deepened from 1841mMD to present TD of 2755mMD. Stokes Bay-1 was drilled to a depth of 2589 metres at 1930 hours on 15 October 2007, having intersected the original primary objective; the Carboniferous aged Anderson Formation. Subsequently, ARC Energy Limited (Operator) proposed to the EP 104/R1 Joint Venture that the well be deepened from 2589 metres to approximately 2800 metres to evaluate the Upper Devonian aged Nullara carbonates. This recommendation was based on the favourable information gained from the recent Valentine wellbore and recognition that the Nullara carbonate reef level produces oil at Blina, and had strong shows in the nearby Point Torment 1 well. Parties electing to participate in the deepening operation and their respective equity levels in this part of the Stokes Bay 1 well (below 2589mMD) are: • ARC Energy Limited – 69.25% (Operator) • Emerald Oil & Gas NL - 12.75% • Pancontinental Oil & Gas NL - 10.0% • First Australian Resources Limited - 8.0%

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

	<u>Interval to 2589mMD, (Full EP104 / R1 JV participation)</u> : The well has encountered elevated mud gas and minor oil shows over the gross intervals 2455 to 2470mMD and 2510 to 2535mMD in the lower Anderson Formation. On the basis of interpretation of data obtained from the low resolution Logging While Drilling (LWD) tools these intervals have indications of some hydrocarbon saturations. Further analysis and a possible testing decision will await higher resolution and more complete logging data to be acquired at the end of the well program. **<u>Interval 2589m to 2755mMD (participation by less than all parties)</u>** : In the past 24 hours, whilst drilling at a depth of 2755mMD, the well has encountered a total loss of returns indicative of penetrating a porous and highly permeable interval. Preliminary correlation indicates these losses occurred at or near the top of the Nullara Fm which is tentatively picked at 2722mMD (-2294mTVDSS); some 86m shallower than at Pt Torment 1. Efforts to control the fluid losses were successful, and when attempting to drill ahead at the same depth, mud returns were again lost to the formation. The losses have now been contained by the spotting of LCM across the interval below the Anderson Formation, and the well operation is POOH for logging and possible drill stem test to assess what fluids are present in the formation.
Current Operations:	Monitoring static well fluid losses prior to pulling out of hole for wireline logging.
Hydrocarbon indications:	Mud gas and shows as noted in the Anderson Formation.
Comment:	N/A
Participants in the Permit **(post earning):**	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

A time versus depth chart follows:

Canning Basin Stokes Bay - 1

Spud Date: 09:30hrs 3rd October 2007 **DATE:** 18/10/2007

General Well Data

Planned TD: 2500mMD / 2130m TVSS **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs WST

POOH to run logs


Canning Basin Stokes Bay-01
(Exploration Well from KO)
Predicted Progress Stokes Bay 1
Actual Progress Stokes Bay 1
Spud Stokes Bay -1 at 09:30hrs 3rd October 2007
In Valentine 1
6/10/07 Drilling 8 1/2" at 1652m
13/10/07 Drilling 8 1/2" at 2013m
Anderson Formation Marine Member
Primary Target
Nullara Limestones
17/10/07 Lost circulation at 2766m.
18/10/07 POOH to Log.
Expected TD 2500mMD
2130mTVSS
Depth (Measured below Rotary Table in metres)
Days

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au